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                                 Exhibit 20.1.



FOR IMMEDIATE RELEASE:                    CONTACT: John E. Urheim
April 28, 1995                                     Vice Chairman & CEO
                                                   Atrix Laboratories, Inc.
                                                   (970)482-5868
                                          OR:      Melissa Wilmoth
                                                   Cameron Associates, Inc.
                                                   (212)644-9560

             ATRIX SIGNS LICENSE AGREEMENT WITH PARAVAX TO DEVELOP
                  PERIODONTAL TREATMENT FOR COMPANION ANIMALS

FORT COLLINS, COLORADO, APRIL 28 -- Atrix Laboratories, Inc. (NASDAQ: ATRX), and Paravax, Inc., Fort Collins, Colorado, today announced they have consummated a worldwide license agreement to develop a product to treat periodontal disease in companion animals.

Under the terms of the license, Atrix will develop a subgingival therapy for periodontal disease in dogs and cats, comprised of the antibiotic doxycycline and Atrix's unique ATRIGEL(TM) Drug Delivery System. The product is administered into infected periodontal pockets as a liquid, which forms a solid implant designed to release doxycycline for a period of several days as it biodegrades, killing the bacteria associated with periodontal disease.

Atrix will be responsible for conducting laboratory studies and preparing materials for clinical testing in dogs and cats, which will be conducted by Paravax. Atrix will also be responsible for scale-up and manufacturing of commercial quantities, which Paravax will market exclusively on a world-wide basis. Paravax will fund elements of the development program, make certain milestone payments, and purchase all of its required product from Atrix.

John Urheim, Atrix's Vice Chairman and Chief Executive Officer, stated "We think that treatment of periodontal disease in animals is an excellent application of our technology. As we begin development of products for animal healthcare, we are pleased to be collaborating with Paravax, a local company with a strong research and development focus in the veterinary field."

Fred M. Schwarzer, President of Paravax, said "Periodontal disease is a serious and wide-spread health concern for companion animals: it is estimated that by the age of three, a significant percentage of dogs and cats have some degree of periodontal disease. The prevalence in dogs becomes almost universal as they reach their later years. There are presently more than 50 million dogs and 60 million cats in the United States alone, which makes this a significant marketing opportunity."
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Exhibit 20.1 continued:


Atrix Laboratories, Inc. is a drug delivery and medical device company whose platform technology is comprised of the ATRIGEL(TM) biodegradable polymeric system, which can be used for a broad range of applications including drug delivery, medical devices, and the treatment of periodontal disease.

Paravax is a Fort Collins based, high technology companion animal health company, formed to discover, develop and market novel pharmaceutical products for the treatment, prevention and diagnosis of diseases of dogs, cats and horses.

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